UNITED STATES

SECURITIES EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

EMPIRE RESOURCES, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

29206E100
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29206E100

1	NAME OF REPORTING PERSON Nathan Kahn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey, USA

	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY	6	SHARED VOTING POWER 4,203,776
OWNED BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 4,203,776

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,203,776 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 46.3% (2)
12	TYPE OF REPORTING PERSON IN

(1)	Includes (i) 4,000 shares underlying options held by Nathan and Sandra Kahn that are currently exercisable or that will become exercisable within 60 days and (ii) 501,253 shares that may be acquired by Nathan Kahn upon conversion of 10% Convertible Senior Subordinated Notes Due June 1, 2016.

(2)	Based upon 8,578,351 shares of common stock outstanding as of November 12, 2013, as disclosed in Amendment No. 1 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, which was filed on November 18, 2013 by the Issuer with the Securities and Exchange Commission.

CUSIP No. 29206E100

1	NAME OF REPORTING PERSON Sandra Kahn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey, USA

	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY	6	SHARED VOTING POWER 4,203,776
OWNED BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 4,203,776

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,203,776 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 46.3% (2)
12	TYPE OF REPORTING PERSON IN

(1)	Includes (i) 4,000 shares underlying options held by Nathan and Sandra Kahn that are currently exercisable or that will become exercisable within 60 days and (ii) 501,253 shares that may be acquired by Nathan Kahn upon conversion of 10% Convertible Senior Subordinated Notes Due June 1, 2016. Nathan and Sandra Kahn share voting and investment power with respect to all shares reported, except for the shares that may be acquired upon conversion of the 10% Convertible Senior Subordinated Notes Due June 1, 2016, with respect to which Sandra Kahn disclaims beneficial ownership.

(2)	Based upon 8,578,351 shares of common stock outstanding as of November 12, 2013, as disclosed in Amendment No. 1 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, which was filed on November 18, 2013 by the Issuer with the Securities and Exchange Commission.

ITEM 1(a):	Name of Issuer:

Empire Resources, Inc. (the “Issuer”)

ITEM 1(b):	Address of Issuer’s Principal Executive Offices:

One Parker Plaza, Fort Lee, New Jersey 07024

ITEM 2(a):	Name of Person Filing:

This statement is jointly filed by and on behalf of each of Nathan Kahn and Sandra Kahn. Nathan and Sandra Kahn share voting and investment power with respect to all shares reported, except for the shares that may be acquired upon conversion of the 10% Convertible Senior Subordinated Notes Due June 1, 2016, with respect to which Sandra Kahn disclaims beneficial ownership.

ITEM 2(b):	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the reporting persons is c/o Empire Resources, Inc., One Parker Plaza, Fort Lee, New Jersey 07024.

ITEM 2(c):	Citizenship:

See Item 4 on the cover page(s) hereto.

ITEM 2(d):	Title of Class of Securities:

Common Stock, $0.01 par value.

ITEM 2(e):	CUSIP Number:

29206E100

ITEM 3:	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

ITEM 4:	Ownership.

(a) Amount Beneficially Owned: See Item 9 on the cover page(s) hereto.

(b) Percent of Class: See Item 11 on the cover page(s) hereto.

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

(ii) Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

(iii) Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

(iv) Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

ITEM 5:	Ownership of Five Percent or Less of a Class:

Not applicable.

ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

ITEM 8:	Identification and Classification of Members of the Group:

Not applicable.

ITEM 9:	Notice of Dissolution of a Group:

Not applicable.

ITEM 10:	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014

NATHAN KAHN

/s/ Nathan Kahn

SANDRA KAHN

/s/Sandra Kahn

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (filed herewith)